

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

September 21, 2018

Mr. Thomas W. Casey
Chief Financial Officer
LendingClub Corporation
71 Stevenson Street, Suite 1000
San Francisco, CA 94105

> **Re:** **LendingClub Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed February 22, 2018**
> **File No. 001-36771**

Dear Mr. Casey:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Michael Volley

Michael Volley
Staff Accountant
Office of Financial Services